FRANKLIN TEMPLETON JAPAN FUND

                               MULTIPLE CLASS PLAN



                  This Multiple Class Plan (the "Plan") has been adopted by a majority of the Board of Trustees of Franklin Templeton Japan Fund (the "Fund"). The Board has determined that the Plan is in the best interests of each class of the Fund as a whole. The Plan sets forth the provisions relating to the establishment of multiple classes of shares of the Fund.

                  1. The Fund shall offer two classes of shares, to be known as Franklin Templeton Japan Fund Class I shares ("Class I Shares") and Franklin Templeton Japan Fund - Advisor Class shares ("Advisor Class Shares").

                  2. Class I Shares shall carry a front-end sales charge ranging from 0% - 5.75%. Advisor Class Shares shall not be subject to any front-end sales charges.

                  3. Class I Shares shall not be subject to a contingent deferred sales charge ("CDSC") except in the following limited circumstances. On investments of $1 million or more, a contingent deferred sales charge of 1.00% of the lesser of the then-current net asset value or the original net asset value at the time of purchase applies to redemptions of those investments within the contingency period of 12 months from the calendar month following their purchase. The CDSC is waived in certain circumstances, as described in the Fund's prospectus.

                  Advisor Class Shares shall not be subject to any CDSC.

                  4. The distribution plan adopted by the Fund pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended, (the "Rule 12b-1 Plan") associated with the Class I Shares may be used to reimburse Franklin Templeton Distributors, Inc. (the "Distributor") or others for expenses incurred in the promotion and distribution of the Class I Shares. Such expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, expenses of preparing and distributing sales literature and related expenses, advertisements, and other distribution-related expenses, including a prorated portion of the Distributor's overhead expenses attributable to the distribution of the Class I Shares, as well as any distribution or service fees paid to securities dealers or their firms or others who have executed a servicing agreement with the Fund for the Class I Shares, the Distributor or its affiliates.

                  No Rule 12b-1 Plan has been adopted on behalf of the Advisor Class Shares, and therefore, the Advisor Class Shares shall not be subject to deductions relating to Rule 12b-1 fees.

                  The Rule 12b-1 Plans for the Class I Shares shall operate in accordance with the Rules of Fair Practice of the National Association of Securities Dealers, Inc., Article III, section 26(d).

                  5. The only difference in expenses as between Class I and Advisor Class Shares shall relate to differences in the Rule 12b-1 plan expenses of each class, as described in any class' applicable Rule 12b-1 Plan.

                  6. There shall be no conversion features associated with the Class I and Advisor Class Shares.

                  7. Class I Shares of the Fund may only be exchanged for Class I Shares of any other fund or series in the Franklin Templeton Group and may not be exchanged into the Franklin Templeton Money Fund II of the Franklin Templeton Money Fund Trust. Advisor Class Shares of the Fund may only be exchanged for Advisor Class shares of any other fund or series in the Franklin Templeton
Group, Class I shares of any other fund or series in the Franklin Templeton Group that does not offer Advisor Class shares, and Class Z shares of Franklin Mutual Series Fund, Inc.

                  8. Each class will vote separately with respect to any Rule 12b-1 Plan related to that class.

                  9. On an ongoing basis, the Trustees, pursuant to their fiduciary responsibilities under the 1940 Act and otherwise, will monitor the Fund for the existence of any material conflicts between the interests of the various classes of shares. The Trustees, including a majority of the independent Trustees, shall take such action as is reasonably necessary to eliminate any such conflict that may develop. The Fund's Investment Manager and Franklin Templeton Distributors, Inc. shall be responsible for alerting the Board to any material conflicts that arise.

                  10. All material amendments to this Plan must be approved by a majority of the Trustees of the Fund, including a majority of the Trustees who are not interested persons of the Fund.